Exhibit 99.14

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Commits to Three Major International Initiatives to Combat Climate Change

Paris, November 20, 2014 - Total is consolidating its efforts to address climate change by supporting three international initiatives backed by the Global Compact, the World Bank and the Climate and Clean Air Coalition (CCAC).

• Total supports the United Nations Global Compact’s call for companies to factor an internal carbon price into their investment decisions.

Since 2008, Total has factored a long-term carbon price of €25 per ton into its investment decisions and backed the gradual introduction of policies that incorporate climate considerations into markets without distorting competition.

• Total has pledged to join the World Bank’s planned Zero Routine Flaring by 2030 Initiative.

A member of the World Bank’s Global Gas Flaring Reduction Partnership since 2004, Total has voluntarily reduced routine gas flaring in its production operations by 40% since 2005. In 2000, the Group announced that it would no longer routinely flare associated gas in new oil developments. Total’s support for this new global initiative led by the World Bank is therefore aligned with its long-standing policy in this area.

•    Total is joining the Climate and Clean Air Coalition, which works to more effectively measure, manage and mitigate emissions of methane, a gas whose global warming potential is much higher than carbon dioxide’s.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tél.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Since 2005, Total has had an independent auditor verify its social and environmental indicators, including methane emissions. By joining this industry-based partnership promoted by the United Nations Environment Programme and the nonprofit Environmental Defense Fund, Total is strengthening its ability to improve its methane emission management and share its expertise in the field.

Given methane’s high global warming potential and relatively short lifetime in the atmosphere, curbing emissions would significantly improve climate change management.
“Total is fully aware of the role the oil and gas industry plays in climate change. Our support for these three global initiatives is a logical extension of the work we have undertaken for a number of years to reduce flaring, cut our greenhouse gas emissions and improve the energy efficiency of our facilities. These efforts have been supported by substantial investments to produce and market natural gas, the fossil fuel with the lowest impact on climate change, as well as in solar energy, through our affiliate SunPower, a leader in high-efficiency photovoltaic cells and panels,” commented Patrick Pouyanné, Chief Executive Officer of Total.

“It follows on from our participation in creating the Oil & Gas Climate Initiative, a global industry partnership that we and five of our peers announced at the U.N. Climate Summit in New York on September 23, 2014. As an international energy stakeholder, we want to drive a global shift to a world that balances economic growth, improved personal well-being and climate change management. Our initiatives are directed towards this end.”

To learn more:
The World Bank’s Zero Routine Flaring by 2030 Initiative
http://www.worldbank.org/en/programs/zero-routine-flaring-by-2030
The United Nations Global Compact
https://www.unglobalcompact.org/index.html
The Climate and Clean Air Coalition (CCAC)
http://www.ccacoalition.org/
The Oil & Gas Climate Initiative Action Statement
http://www.un.org/climatechange/summit/wp-content/uploads/sites/2/2014/09/INDUSTRY-oil-and-gas-climate-initiative.pdf
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About Total
Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com